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                           October 28, 2021

       Jonathan Truppman
       General Counsel
       Casper Sleep Inc.
       Three World Trade Center, Floor 40
       175 Greenwich Street
       New York, NY 10007

                                                        Re: Casper Sleep Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed October 25,
2021
                                                            File No. 333-260487

       Dear Mr. Truppman:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Bradley
Ecker at (202)-551-4985 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Manufacturing